

January 9, 2013

<u>Via E-mail</u>
Ms. Cynthia A. Russo
Executive Vice President and Chief Financial Officer
Micros Systems, Inc.
7031 Columbia Gateway Drive
Columbia, Maryland 21046

> **Re:** **Micros Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed August 29, 2012**
> **File No. 000-09993**

Dear Ms. Russo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2012</u>

<u>General</u>

1. You stated in your letter to us dated May 13, 2009 that you derived revenue from Sudan and Syria. In addition, you state on pages 17, 19, and elsewhere in your Form 10-K that you operate in Latin America and the Middle East, regions that can be understood to include Cuba and Iran. As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and/or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with, Cuba, Iran, Sudan, and/or Syria, whether through direct or indirect arrangements, since your referenced letter. Your response should describe any products, hardware, software, technology, and services you

have provided into Cuba, Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss for us the materiality of the contacts with Cuba, Iran, Sudan, and/or Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 38

3.   We note your disclosure on page 39 that approximately $230 million of your $582 million cash balance was held internationally. We further note on page 71 that you have $751 million in unremitted foreign earnings. Please tell us your consideration for disclosing the impact of repatriating the unremitted earnings of foreign subsidiaries similar to the disclosure included in your Form 10-Q for the quarterly period ended September 30, 2012. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 4 – Acquisitions

FY 2012, page 65

4.   We note that you assumed third party debt held by Torex in conjunction with the acquisition of Torex. Please clarify whether the third party debt assumed is included in the $73 million of current liabilities presented in your purchase price allocation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief